Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com
+1 215 994 2621 Direct
+1 215 655 2621 Fax

March 1, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Janice McGuirk and Pam Howell

Re:                              MWI Veterinary Supply, Inc.

Annual Report on Form 10-K FYE 9/30/09

Filed November 20, 2009

File No. 0-51468

Ladies and Gentlemen:

This letter is submitted on behalf of MWI Veterinary Supply, Inc. (the “Company”) in response to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 23, 2010 from Mr. John Reynolds, Assistant Director, to Mr. James F. Cleary, Jr., President and Chief Executive Officer of the Company (the “Comment Letter”), regarding the annual report of the Company on Form 10-K that was filed with the Commission on November 20, 2009 (the “Form 10-K”).  For your convenience, the Staff’s comment is included in this letter and is followed by the Company’s response.

Item 15. Exhibits

1.                                      We note your response to comment two in the February 16, 2010 letter and we reissue the comment.  It is noted that you have omitted exhibits to exhibit 10.18 without requesting confidential treatment for those exhibits.  We also note exhibits 10.1, 10.2, 10.3, and 10.4 to the Form 10-Q for the period ended March 31, 2009 and exhibit 10.1 to the Form 10-Q for the period ended December 31, 2008 were not filed in its entirety.  Please file these exhibits in their entirety, including all exhibits, schedules or other attachments, as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company accepts the Staff’s comment regarding the requirements of Item 601(b)(10) of Regulation S-K and will re-file the listed agreements, including all exhibits thereto, as exhibits to its upcoming Form 10-Q for the quarter ending March 31, 2010.  In connection with the filing of the Form 10-Q, the Company will submit any additional request for confidential treatment as it deems appropriate.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at (215) 994-2621 or by facsimile at (215) 655-2621.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Stephen M. Leitzell
Stephen M. Leitzell